UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549
_______________________________

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. __)

Pzena Investment Management, Inc.

(Name of Issuer)

Class A Common Stock, Par Value $0.01 Per Share

(Title of Class of Securities)

74731Q103

(CUSIP Number)

Pamela M. Krill

Godfrey & Kahn, S.C.

One East Main Street, Suite 500

Madison, Wisconsin 53703-3300

(608) 257-3911

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

_______________________________

September 1, 2022

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  [x]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 74731Q103
1.	NAME OF REPORTING PERSON Punch & Associates Investment Management, Inc.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) [ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Minnesota
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 1,999,521 shares
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 1,999,521 shares
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,999,521 shares
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.0%
14.	TYPE OF REPORTING PERSON IA

CUSIP NO. 74731Q103
1.	NAME OF REPORTING PERSON Howard D. Punch, Jr.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) [ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 45,542
	8.	SHARED VOTING POWER 1,999,521 shares
	9.	SOLE DISPOSITIVE POWER 45,542
	10.	SHARED DISPOSITIVE POWER 1,999,521 shares
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,999,521 shares
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.0%
14.	TYPE OF REPORTING PERSON IN, HC

Item 1. Security and Issuer

This statement on Schedule 13D relates to the Class A common stock, $0.01 par value (the “Common Stock”), of Pzena Investment Management, Inc., a Delaware corporation (the “Company”), with its principal executive offices located at 320 Park Avenue, New York, New York 10022.

Item 2. Identity and Background

This Statement is being filed by Punch & Associates Investment Management, Inc., a Minnesota Corporation (“Punch & Associates”), and Howard D. Punch, Jr. (collectively, the “Reporting Persons”).

Punch & Associates is an independent investment adviser registered with the Securities and Exchange Commission that provides investment advisory services to a variety of clients (collectively, the “Client Accounts”). As investment adviser to the Client Accounts, Punch & Associates has the authority to invest the funds of the Client Accounts in securities (including shares of Common Stock of the Company), as well as the authority to purchase, vote and dispose of such securities, and thus may be deemed to be the beneficial owner of the shares of the Company’s Common Stock held by Punch & Associates on behalf of such Client Accounts. The principal address of Punch & Associates is 7701 France Ave. So., Suite 300, Edina, MN 55435.

Mr. Howard D. Punch, Jr., is the President as well as control person of Punch & Associates. By virtue of his control of Punch & Associates, Mr. Punch may be deemed to have a beneficial interest in the shares of the Company’s Common Stock held by Punch & Associates on behalf of the Client Accounts, and therefore, may be deemed the indirect beneficial owner of these shares. In addition, Mr. Punch may exercise direct voting or dispositive power over an additional 45,542 shares of Common Stock of the Company. Mr. Punch disclaims beneficial ownership of all shares of Common Stock, other than those shares of Common Stock for which he may exercise direct voting or dispositive power. The business address of Mr. Punch is 7701 France Ave. So., Suite 300, Edina, MN 55435.

During the last five years, the Reporting Persons have not been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgement, decree or final order enjoining future violations of, or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

All shares of Common Stock of the Company held by Punch & Associates on behalf of Client Accounts were purchased with funds provided by the Client Accounts.

Mr. Punch acquired the additional 45,542 shares of Common Stock of the Company individually through personal funds.

Item 4. Purpose of Transaction

All securities have been acquired for investment purposes only. On July 26, 2022, the Company announced shares of Class A Common Stock were to be acquired by a subsidiary of the Company for $9.60 per share in an effective take private transaction by the management, employees and Board of Directors of Pzena Management, Inc. (the “Transaction”). On September 1, 2022, Punch & Associates sent a letter to the Board of Directors of the Company objecting to the Transaction under the proposed terms. A copy of the letter to the Board of Directors of the Company is attached to this Schedule 13D as Exhibit 7.2. Other than as described in the previous two sentences, the Reporting Persons have no present plans or proposals that relate to or would result in any of the actions enumerated in Item 4 of Schedule 13D. The Reporting Persons may from time to time acquire additional shares of Common Stock of the Company in open market transactions. Alternatively, the Reporting Persons may sell all or a portion of the Common Stock reported on this Schedule 13D. In addition, the Reporting Persons may formulate other purposes, plans or proposals regarding the Company or its Common Stock to the extent the Reporting Persons deem advisable in light of general investment and trading policies, market conditions and other factors.

Item 5. Interest in Securities of the Issuer

(a)	See items 11 and 13 of the cover pages.

(b) See items 7, 8, 9, and 10 of the cover pages.

(c) See Annex 1 attached hereto containing a record of transactions in the Company’s Common Stock in the past 60 days.

(d) Not applicable.

(e) Not Applicable.

To the best of Punch & Associate’s knowledge, no Client Accounts owns more than 5% of the shares of the Company’s Common Stock presently outstanding.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

As described in Item 4 above, Punch & Associates sent a letter dated September 1, 2022 to the Company, attached hereto as Exhibit 7.2, concerning the Company’s announcement of the Transaction.

Item 7. Material to Be Filed as Exhibits

Exhibit No.	Description
7.1	Joint Filing Agreement
7.2	Letter dated September 1, 2022 to the Board of Directors of the Company

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 1, 2022	PUNCH & ASSOCIATES INVESTMENT MANAGEMENT, INC. /s/ Howard D. Punch, Jr.
Howard D. Punch, Jr. President

HOWARD D. PUNCH, JR. /s/ Howard D. Punch, Jr.

Annex 1

Transactions in the Common Stock of the Company During the Past Sixty (60) Days

Trade Date	Reporting Person	Activity(1)	Number of Shares	Price per Share ($)

7/5/2022	Punch & Associates Investment Management, Inc.	Purchase	5500	$ 6.68
7/6/2022	Punch & Associates Investment Management, Inc.	Purchase	600	$ 6.78
7/6/2022	Punch & Associates Investment Management, Inc.	Purchase	1884	$ 6.77
7/7/2022	Punch & Associates Investment Management, Inc.	Purchase	273	$ 6.94
7/7/2022	Punch & Associates Investment Management, Inc.	Purchase	3531	$ 6.92
7/7/2022	Punch & Associates Investment Management, Inc.	Purchase	2966	$ 6.92
7/8/2022	Punch & Associates Investment Management, Inc.	Purchase	450	$ 6.88
7/8/2022	Punch & Associates Investment Management, Inc.	Purchase	185	$ 6.98
7/8/2022	Punch & Associates Investment Management, Inc.	Purchase	4326	$ 6.88
7/8/2022	Punch & Associates Investment Management, Inc.	Purchase	1015	$ 6.90
7/11/2022	Punch & Associates Investment Management, Inc.	Purchase	335	$ 6.90
7/12/2022	Punch & Associates Investment Management, Inc.	Purchase	180	$ 6.51
7/21/2022	Punch & Associates Investment Management, Inc.	Purchase	3400	$ 6.77
7/21/2022	Punch & Associates Investment Management, Inc.	Purchase	330	$ 6.79
7/21/2022	Punch & Associates Investment Management, Inc.	Purchase	81	$ 6.83

7/22/2022	Punch & Associates Investment Management, Inc.	Purchase	352	$ 6.92
7/22/2022	Punch & Associates Investment Management, Inc.	Purchase	638	$ 6.93
7/22/2022	Punch & Associates Investment Management, Inc.	Purchase	121	$ 6.96
7/22/2022	Punch & Associates Investment Management, Inc.	Purchase	219	$ 6.92
7/22/2022	Punch & Associates Investment Management, Inc.	Purchase	923	$ 6.92
7/22/2022	Punch & Associates Investment Management, Inc.	Purchase	1666	$ 6.92
7/29/2022	Punch & Associates Investment Management, Inc.	Purchase	405	$ 9.48
8/23/2022	Punch & Associates Investment Management, Inc.	Purchase	522	$ 9.52
8/23/2022	Punch & Associates Investment Management, Inc.	Purchase	4478	$ 9.53
8/23/2022	Punch & Associates Investment Management, Inc.	Purchase	521	$ 9.53
8/23/2022	Punch & Associates Investment Management, Inc.	Purchase	4479	$ 9.52
8/23/2022	Punch & Associates Investment Management, Inc.	Purchase	482	$ 9.52
8/23/2022	Punch & Associates Investment Management, Inc.	Purchase	4143	$ 9.53
8/30/2022	Punch & Associates Investment Management, Inc.	Purchase	385	$ 9.55
8/30/2022	Punch & Associates Investment Management, Inc.	Purchase	395	$ 9.55
7/14/2022	Punch & Associates Investment Management, Inc.	(Sale)	95	$ 6.27

7/28/2022	Punch & Associates Investment Management, Inc.	(Sale)	650	$ 9.43
7/29/2022	Punch & Associates Investment Management, Inc.	(Sale)	1.536	$ 9.43
7/29/2022	Punch & Associates Investment Management, Inc.	(Sale)	5.036	$ 9.42
7/29/2022	Punch & Associates Investment Management, Inc.	(Sale)	5.927	$ 9.42
7/29/2022	Punch & Associates Investment Management, Inc.	(Sale)	7.655	$ 9.43
7/29/2022	Punch & Associates Investment Management, Inc.	(Sale)	295	$ 9.42
7/29/2022	Punch & Associates Investment Management, Inc.	(Sale)	42.839	$ 9.42
7/29/2022	Punch & Associates Investment Management, Inc.	(Sale)	9.871	$ 9.42
7/29/2022	Punch & Associates Investment Management, Inc.	(Sale)	8.169	$ 9.42
7/29/2022	Punch & Associates Investment Management, Inc.	(Sale)	7.489	$ 9.42
7/29/2022	Punch & Associates Investment Management, Inc.	(Sale)	110	$ 9.42
7/29/2022	Punch & Associates Investment Management, Inc.	(Sale)	38.66	$ 9.42
7/29/2022	Punch & Associates Investment Management, Inc.	(Sale)	56.148	$ 9.42
7/29/2022	Punch & Associates Investment Management, Inc.	(Sale)	228	$ 9.42
7/29/2022	Punch & Associates Investment Management, Inc.	(Sale)	100	$ 9.42
7/29/2022	Punch & Associates Investment Management, Inc.	(Sale)	9.102	$ 9.42

7/29/2022	Punch & Associates Investment Management, Inc.	(Sale)	24.568	$ 9.42
8/1/2022	Punch & Associates Investment Management, Inc.	(Sale)	82	$ 9.29
8/1/2022	Punch & Associates Investment Management, Inc.	(Sale)	38	$ 9.29
8/3/2022	Punch & Associates Investment Management, Inc.	(Sale)	38.339	$ 9.47
8/3/2022	Punch & Associates Investment Management, Inc.	(Sale)	175.661	$ 9.47
8/10/2022	Punch & Associates Investment Management, Inc.	(Sale)	45	$ 9.54
8/10/2022	Punch & Associates Investment Management, Inc.	(Sale)	425	$ 9.54

(1) All trades were made in the open market.